

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 10, 2018

<u>Via E-Mail</u>
Robert F. Stefanovich
Chief Financial Officer
Cryoport, Inc.
17305 Daimler Street
Irvine, CA 92614

    Re: Cryoport, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 8, 2018
          File No. 1-34632

Dear Mr. Stefanovich:

    We refer you to our comment letter dated August 24, 2018 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Cecilia Blye

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director